Thacher Proffitt & Wood llp Two World Financial Center New York, NY 10281 212.912.7400 Fax: 212.912.7751 www.tpw.com

April 18, 2006

Mr. Ken Fang
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	American Home Mortgage Securities LLC Registration Statement on Form S-3 Filed February 7, 2006 File No. 333-131636

Dear Mr. Fang:

In response to our conversation of April 14, 2006, this letter will confirm that in any takedown involving a put option, the put option is mandatory and none of the trustee, issuing entity, or any party designated by the issuing entity will have the power to exercise the put option. This letter will also confirm our intention to remove the underlined language from the first paragraph under the heading “Purchase Obligations” on page 55 of the prospectus: “Some types of trust assets and some classes of securities of any series, as specified in the related prospectus supplement, may be subject to a purchase obligation that would become applicable on one or more specified dates, or upon the occurrence of one or more specified events, or on demand made by or on behalf of the applicable securityholders.” We will also add the following clarification after the first sentence of the first paragraph under the heading “Purchase Obligations” on page 55 of the prospectus: “The issuing entity will not issue any redeemable securities as defined under Section 2(a)(32) of the Investment Company Act of 1940.”

This letter will also confirm our intention to remove the underlined language from our previous response letter, response to comment 6: “With respect to any take down involving a purchase obligation or put option as described in the base prospectus and for which mortgage loans are the underlying assets, the exemption to the Investment Company Act the issuing entity will rely upon is Section 3(C)(5)(C), not Rule 3a-7.” We will refile this letter as correspondence and as amended.

Please contact Edward Southgate at (212) 912-7559 or the undersigned at (212) 912-7472 with any other questions.

Sincerely, /s/ Richard D. Simonds, Jr.
Richard D. Simonds, Jr.